                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       REPORT OF A FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                           THE SECURITIES ACT OF 1934


For the month of                        May                                2005
                 ---------------------------------------------------------------


                               Acetex Corporation
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)


                    750 World Trade Centre, 999 Canada Place,
                  Vancouver, British Columbia, Canada V6C 3E1
--------------------------------------------------------------------------------
                  (Translation of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F                   Form 40-F    /X/
          -----------                -----------


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No     /X/
    ------------        -----------


[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________]


This Form 6-K consists of a notice of meeting, proxy and proxy circular in respect of Annual

                               ACETEX CORPORATION

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the Annual General Meeting of Shareholders of Acetex Corporation (the "Corporation") will be held at The Pan Pacific Hotel, 999 Canada Place, Vancouver, British Columbia, on Wednesday, the 8th day of June, 2005 at 10:00 a.m. for the following purposes:

1. to receive the financial statements of the Corporation for the year ended December 31, 2004 together with the report of the auditors thereon;

2.   to elect directors;

3.   to appoint auditors;

4. to transact such other business as may properly come before the meeting or any adjournment thereof.

Shareholders who are unable to attend the meeting in person are requested to date and sign the enclosed form of proxy and to return it in the envelope provided for that purpose.

DATED at Calgary, Alberta May 5, 2005.

                                        BY ORDER OF THE BOARD

                                        (Signed)
                                        ----------------------------------------
                                        David W. Ross
                                        Secretary

                               ACETEX CORPORATION

                                  FORM OF PROXY

            PROXY SOLICITED BY MANAGEMENT FOR THE 2005 ANNUAL GENERAL
                           MEETING OF THE SHAREHOLDERS

The undersigned shareholder of Acetex Corporation (the "Corporation") hereby appoints Brooke N. Wade, or failing him, Kenneth E. Vidalin, or failing him, David W. Ross or, instead of and to the exclusion of all of the foregoing, _____________________ as nominee, to attend, act and vote for the undersigned at the Annual General Meeting of shareholders of the Corporation, to be held on the 8th day of June, 2005 and at any adjournment thereof in the following manner:

1. For [ ] or withhold from voting [ ] the election of directors as described in the Management Proxy Circular.

2. For [ ] or withhold from voting [ ] in respect of the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation.

3. Upon any amendment or variation which may properly be put before the meeting with respect to any matter identified in the notice of the meeting and on any other matter which may properly come before the meeting.

The undersigned hereby revokes any proxies dated prior to the date hereof.

DATED                      , 2005.


                                        ----------------------------------------
                                        Signature of Shareholder


                                        ----------------------------------------
                                        Print Name


PLEASE NOTE:

1. A proxy must be signed by the shareholder or the shareholder's attorney authorized in writing. Please sign exactly as your shares are registered. If the shareholder is a corporation, the proxy must be executed under its corporate seal or by a duly authorized officer or attorney.

2. If the Form of Proxy is not dated in the blank space above, the proxy is deemed to bear the date on which it is mailed by the person making the solicitation.

3. You may appoint any person, who need not be a shareholder, as nominee, other than those persons specifically named above, to attend and act on your behalf at the meeting by inserting the name of such person in the blank space provided above or by completing another appropriate Form of Proxy.

4. Your shares will be voted in accordance with your instructions given above. If no instructions are given for a particular item, your shares will be voted for that item.

5. A proxy will not be acted upon unless it is completed as specified herein and received by Computershare Trust Company of Canada at 600, 530 - 8 Avenue S.W., Calgary, Alberta, T2P 3S8 or 100 University Avenue, 11th Floor, Toronto, Ontario, M5J 2Y1 at any time up to 5:00 p.m. (local time) on the last business day preceding the date of the meeting (or any adjournment thereof) or by the Chairman of the meeting prior to the commencement of the meeting on the day of the meeting or the day of any adjournment thereof.

                               ACETEX CORPORATION

                            MANAGEMENT PROXY CIRCULAR

                           AS OF 5TH DAY OF MAY, 2005

SOLICITATION OF PROXIES BY MANAGEMENT

This Management Proxy Circular is furnished in connection with the solicitation by the management of ACETEX CORPORATION (the "Corporation") of proxies to be used at the Annual General Meeting of Shareholders of the Corporation to be held on the 8th day of June, 2005 at 10:00 a.m. at The Pan Pacific Hotel, 999 Canada Place, Vancouver, British Columbia, and at any adjournment thereof for the purposes set forth in the accompanying Notice of Annual General Meeting. The cost of this solicitation will be borne by the Corporation.

APPOINTMENT OF PROXYHOLDERS AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are officers of the Corporation. A shareholder has the right to appoint a person, who need not be a shareholder of the Corporation, other than the persons designated in the accompanying Form of Proxy, to attend and act on behalf of the shareholder at the meeting. To exercise this right, a shareholder may either insert such other person's name in the blank space provided in the accompanying Form of Proxy, or complete another appropriate Form of Proxy.

To be valid, a proxy must be dated and signed by the shareholder or the shareholder's attorney authorized in writing. The proxy, to be acted upon, must be deposited with the Corporation, c/o its agent, Computershare Trust Company of Canada, 600, 530 - 8th Avenue S.W., Calgary, Alberta T2P 3S8 or 100 University Avenue, 11th Floor, Toronto, Ontario M5J 2Y1, by the close of business on the last business day prior to the date on which the meeting or any adjournment thereof is held, or with the chairman of the meeting on the day of the meeting or any adjournment thereof.

A shareholder who has given a proxy may revoke it by depositing an instrument in writing (including another proxy) executed by the shareholder or by the shareholder's attorney authorized in writing at the registered office of the Corporation at any time up to and including the last business day prior to the day the meeting or any adjournment thereof is to be held, or with the chairman of the meeting on the day of the meeting at any time before it is exercised on any particular matter or in any other manner permitted by law including attending the meeting in person.

VOTING BY PROXIES

On any ballot that may be called for regarding the election of directors and appointment of auditors, the Common Shares ("Shares") represented by the enclosed Form of Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder indicated thereon. IN THE ABSENCE OF SUCH INSTRUCTIONS WITH REGARD TO THE ELECTION OF DIRECTORS OR THE APPOINTMENT OF AUDITORS, THE SHARES WILL BE VOTED FOR THE ELECTION OF THE PERSONS NOMINATED FOR ELECTION AS DIRECTORS AND THE APPOINTMENT OF AUDITORS, IN EACH CASE, AS REFERRED TO IN THIS MANAGEMENT PROXY CIRCULAR.

The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Annual General Meeting, and with respect to any other matter which may properly come before the meeting. As of the date of this Management Proxy Circular, management is not aware of any such amendment, variation or other matter proposed or likely to come before the meeting. However, if any such amendment, variation or other matter properly comes before the meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote on such other business in accordance with their judgment.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many Acetex Shareholders, as a substantial number of them do not hold Shares in their own name. Shareholders who do not hold Shares in their own name ("Beneficial Shareholders") should note that only proxies deposited by Acetex Shareholders whose names appear on the records of Acetex as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those Shares will not be registered in the Beneficial Shareholder's name on the records of Acetex. Such Shares will more likely be registered under the names of the Beneficial Shareholder's broker or an agent of that broker. In Canada, the majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Acetex Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Shares for the broker's clients.

THEREFORE, BENEFICIAL SHAREHOLDERS SHOULD ENSURE THAT INSTRUCTIONS RESPECTING THE VOTING OF THEIR ACETEX SHARES ARE COMMUNICATED TO THE APPROPRIATE PERSON.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The Form of Proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the Form of Proxy provided to registered Acetex Shareholders by Acetex. However, its purpose is limited to instructing the registered Acetex Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A BENEFICIAL SHAREHOLDER RECEIVING AN ADP PROXY CANNOT USE THAT PROXY TO VOTE ACETEX SHARES DIRECTLY AT THE MEETING - THE PROXY MUST BE RETURNED TO ADP WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE ACETEX SHARES VOTED.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Acetex Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Acetex Shareholder and vote the Acetex Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Acetex Shares as proxyholder for the registered Acetex Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS

The number of Shares entitled to be voted on each matter to be acted on at the meeting as at May 2, 2005 (the "Record Date") was 34,605,338. Each shareholder is entitled to one vote for each Share shown as registered in the shareholder's name on the list of shareholders prepared as of the Record Date. However, in the event of any transfer of Shares by any such shareholder after such date, the transferee is entitled to vote those Shares if the transferee produces properly endorsed Share Certificates or otherwise establishes that the transferee owns the Shares, and requests Computershare Trust Company of Canada as transfer agent at 600, 530 - 8th Avenue S.W., Calgary, Alberta T2P 3S8 or 100 University Avenue, 11th Floor, Toronto, Ontario M5J 2Y1 to include the transferee's name in the shareholders' list not later than ten days before the meeting.

To the knowledge of the Directors and Officers of the Corporation, the persons who beneficially own or exercise control or direction over Shares carrying more than 10% of the votes attached to all the shares of the Corporation entitled to be voted at the meeting are as follows:

PERCENTAGE OF COMMON SHARE OWNERSHIP OVER 10%

NAME OF SHAREHOLDER          NUMBER OF COMMON SHARES          % OF COMMON SHARES
Brooke N. Wade                      7,966,846                        23%

ELECTION OF DIRECTORS

The number of directors of the Corporation to be elected at the meeting is six. Each nominee for election as director is currently a director of the Corporation.

The following table lists certain information concerning the persons proposed to be nominated for election as directors. The information as to common shares has been furnished by the respective nominees individually.

                                                                                                         NUMBER OF COMMON
                                                                                                              SHARES
                               PRESENT POSITIONS      DATE FIRST                                           BENEFICIALLY
NAME AND MUNICIPALITY OF       AND OFFICES WITH       BECAME A                 PRESENT PRINCIPAL             OWNED OR
       RESIDENCE               THE CORPORATION        DIRECTOR                    OCCUPATION                CONTROLLED
------------------------       -----------------      -----------------   ----------------------------   ----------------
Brooke N. Wade,                Chairman, Chief        December 1, 1994    Chairman and Chief Executive       7,966,846
Vancouver, B.C.                Executive Officer                          Officer of the Company.
                               and Director

Kenneth E. Vidalin,            President, Chief       December 1, 1994    President and Chief                2,530,565
Vancouver, B.C.                Operating Officer                          Operating Officer of the
                               and Director                               Company.

John B. Zaozirny, Q.C.         Director               January 19, 1995    Counsel, McCarthy Tetrault.           36,960
Calgary, Alberta

John L. Garcia, Ph.D.          Director               May 11, 1995        Managing Director                    536,960
London, U.K.                                                              AEA Investors Inc.

Pierre Dutheil                 Director               November 22, 1995   Independent Corporate Advisor         36,960
Paris, France

Arnold L. Cader                Director               October 17, 2003    Independent Business                  38,613
Toronto, Ontario                                                          Consultant

Management does not anticipate that any of the nominees for election as directors will be unable to serve as a director, but if that should occur for any reason prior to the meeting, the persons named in the enclosed Form of Proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next Annual General Meeting or until his successor is elected or appointed, unless his office is earlier vacated.

REMUNERATION OF DIRECTORS AND OFFICERS

     (A) COMPENSATION OF NAMED EXECUTIVE OFFICERS

The aggregate compensation paid to the five highest paid officers and employees of the Corporation (other than directors) for the year ending December 31, 2004 was US $2,361,074. The compensation disclosed in the following table is that paid to the Chief Executive Officer and the four other executive officers of the Company for the Company's three most recently completed financial years (collectively referred to as the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE
                   (All in US Dollars unless otherwise stated)

---------------------------------------------------------------------------------------------------------------------
                                                                                            LONG-TERM
                                                                                          COMPENSATION
                                                    ANNUAL COMPENSATION                      AWARDS
-----------------------------------------------------------------------------------------------------------------------
        NAME AND                                                         OTHER ANNUAL                     ALL OTHER
        PRINCIPAL                                                       COMPENSATION(2)    OPTIONS      COMPENSATION
        POSITION              YEAR    SALARY           BONUS ($)              ($)         GRANTED (#)        ($)
-----------------------------------------------------------------------------------------------------------------------
Brooke N. Wade,               2004    $425,000         $141,667         $ 5,142           NIL           NIL
Chairman and Chief            2003    $325,000         $162,500         $ 4,710           NIL           NIL
Executive Officer             2002    $325,000         $ 41,250         $13,445           NIL           NIL
-----------------------------------------------------------------------------------------------------------------------
Kenneth E. Vidalin,           2004    $300,000         $ 75,000         $ 3,349           NIL           $ 36,895(3)
President and Chief           2003    $250,000         $125,000         $ 2,360           NIL           NIL
Operating Officer             2002    $250,000         $ 25,000         $11,252           NIL           NIL
-----------------------------------------------------------------------------------------------------------------------
Lori Bondar,                  2004    $176,923         $ 62,500         $   516           150,000       $162,004(4)
Chief Financial Officer(1)
(employment commenced
April 13, 2004)
-----------------------------------------------------------------------------------------------------------------------
Jean Pierre Soufflet,         2004    (EURO) 270,000   (EURO) 149,400   (EURO) 6,439      NIL           (EURO) 1,530
Vice President and            2003    (EURO) 270,000   (EURO)  80,551   (EURO) 5,897      NIL           (EURO) 1,530(5)
General Manager Acetex        2002    (EURO) 270,000   (EURO)  79,987   (EURO) 6,300      NIL           (EURO) 1,530(5)
Chimie
-----------------------------------------------------------------------------------------------------------------------
Gary Connaughty,              2004    $350,000         $ 59,500         $31,230           NIL           NIL
President AT Plastics(1)      2003    $145,833         $157,500         $10,555           NIL           $719,775(6)
(employment commenced
August 6, 2003)
-----------------------------------------------------------------------------------------------------------------------

-----------------
(1) Compensation shown since date of hire

     (B) OPTIONS TO PURCHASE SECURITIES

The Employee Stock Option Plan allows the Board of Directors to determine eligibility for options, the number of shares to be covered by each option and the terms of each option at its discretion. The exercise price may be fixed by the directors but in no case may be less than the closing market price on the day preceding the date of grant, or if no trades occur on such day, the next previous day on which trading took place. The aggregate number of options that may be granted to any one person may not exceed 5% of the number of issued and outstanding shares of the Corporation. Neither Mr. Vidalin nor Mr. Wade may receive any additional options under the Plan as amended. Any option awarded under the Plan has a maximum term of ten years from the date on which it is granted and all such options are non-transferable.

EQUITY PLAN COMPENSATION INFORMATION

The following table sets out information concerning the Acetex Option Plan as of December 31, 2004.

------------------------------------------------------------------------------------------------------------------
PLAN CATEGORY                   NUMBER OF ACETEX SHARES TO   WEIGHTED AVERAGE EXERCISE    NUMBER OF OPTIONS
                                BE ISSUED UPON EXERCISE OF   PRICE OF OUTSTANDING         REMAINING AVAILABLE FOR
                                OUTSTANDING OPTIONS          OPTIONS                      FUTURE ISSUANCE
------------------------------------------------------------------------------------------------------------------
Equity compensation plans                3,214,566                      $6.95                       564,218
approved by Acetex
Shareholders
------------------------------------------------------------------------------------------------------------------

AGGREGATED OPTION EXERCISES DURING THE MOST RECENT COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR END VALUES

-----------------------------------------------------------------------------------------------------------------------------
                           SECURITIES                             UNEXERCISED OPTIONS AT       VALUE OF IN-THE-MONEY OPTIONS
                          ACQUIRED ON      AGGREGATE VALUE                FY-END                         AT FY-END
                            EXERCISE          REALIZED                      (#)                           (CDN $)
         NAME                 (#)                ($)            EXERCISABLE/ UNEXERCISABLE      EXERCISABLE/ UNEXERCISEABLE
          (a)                 (b)                (c)                        (d)                             (e)
-----------------------------------------------------------------------------------------------------------------------------
Brooke N. Wade                NIL                NIL                        NIL                              NIL
-----------------------------------------------------------------------------------------------------------------------------
Kenneth E. Vidalin            NIL                NIL                    781,088/NIL                     1,687,150 / NIL
-----------------------------------------------------------------------------------------------------------------------------
Lori Bondar                   NIL                NIL                    NIL/150,000                      NIL/ $489,000
-----------------------------------------------------------------------------------------------------------------------------
Jean Pierre Soufflet          NIL                NIL                    200,000/NIL                      $327,000 / NIL
-----------------------------------------------------------------------------------------------------------------------------
Gary Connaughty               NIL                NIL                  70,832 / 41,666                  $277,123 / $112,915
-----------------------------------------------------------------------------------------------------------------------------

OPTION REPRICINGS

TABLE OF OPTION REPRICINGS (CDN DOLLARS)

--------------------------------------------------------------------------------------------------------------------
                                                                                                         LENGTH OF
                                                     MARKET PRICE                                        ORIGINAL
                                                     OF SECURITIES   EXERCISE PRICE                     OPTION TERM
                                      SECURITIES      AT TIME OF       AT TIME OF                      REMAINING AT
                                     UNDER OPTION    REPRICING OR     REPRICING OR     NEW EXERCISE       DATE OF
                                     REPRICED OR       AMENDMENT        AMENDMENT         PRICE        REPRICING OR
     NAME        DATE OF REPRICING     AMENDED       ($/SECURITY)     ($/SECURITY)     ($/SECURITY)      AMENDMENT
--------------------------------------------------------------------------------------------------------------------
Gary Connaughty  October 17, 2003      16,666           $5.25            $15.00           $6.10           7 years
--------------------------------------------------------------------------------------------------------------------
Gary Connaughty  October 17, 2003      20,833           $5.25            $13.62           $6.10           8 years
--------------------------------------------------------------------------------------------------------------------
Gary Connaughty  October 17, 2003      45,833           $5.25            $11.58           $6.10           9 years
--------------------------------------------------------------------------------------------------------------------

These options had originally been granted to Mr. Connaughty in his capacity as the Chief Executive Officer of AT Plastics Inc. and became Acetex Options on the acquisition of AT Plastics Inc. by Acetex on August 5, 2003. These downward repricings were made so that the exercise price of Mr. Connaughty's options was equal to the market price of Acetex Shares on such acquisition date.

DEFINED BENEFIT PLAN DISCLOSURE

PENSION PLAN TABLE FOR AT PLASTICS DESIGNATED EXECUTIVE PENSION PLAN

------------------------------------------------------------------------------------------------------------
REMUNERATION                                             YEARS OF SERVICE
------------------------------------------------------------------------------------------------------------
     $                   15                  20                 25                  30                 35
------------------------------------------------------------------------------------------------------------
  125,000               33,323             44,431              55,539             66,646              77,754
------------------------------------------------------------------------------------------------------------
  150,000               40,823             54,431              68,039             81,646              95,254
------------------------------------------------------------------------------------------------------------
  175,000               48,323             64,431              80,539             96,646             112,754
------------------------------------------------------------------------------------------------------------
  200,000               55,823             74,431              93,039            111,646             130,254
------------------------------------------------------------------------------------------------------------
  225,000               63,323             84,431             105,539            126,646             147,754
------------------------------------------------------------------------------------------------------------
  250,000               70,823             94,431             118,039            141,646             165,254
------------------------------------------------------------------------------------------------------------
  300,000               85,823            114,431             143,039            171,646             200,254
------------------------------------------------------------------------------------------------------------
  400,000              115,823            154,431             193,039            231,646             270,254
------------------------------------------------------------------------------------------------------------
  500,000              145,823            194,431             243,039            291,646             340,254
------------------------------------------------------------------------------------------------------------
  600,000              175,823            234,431             293,039            351,646             410,254
------------------------------------------------------------------------------------------------------------
  700,000              205,823            274,431             343,039            411,646             480,254
------------------------------------------------------------------------------------------------------------
  800,000              235,823            314,431             393,039            471,646             550,254
------------------------------------------------------------------------------------------------------------

* AMOUNTS RELATE TO REMUNERATION IN CDN DOLLARS

The compensation covered by the pension plan table shown above is in respect of designated executives of AT Plastics Inc., a Subsidiary of Acetex Corporation. The only named Executive Officer of Acetex who is a member of this plan is Mr. Gary Connaughty who is not currently receiving any compensation from the plan. The basis on which the benefits under this plan are computed is base salary and incentive payments (as shown on the Summary compensation Table set forth above), but excluding taxable benefits and special one-time incentive payments, received or deemed to have been received from and determined by a participating company or a company associated with a participating company (all as shown on the Summary Compensation Table set forth above). Benefits are payable on a joint and survivor basis with 60% continuing to the surviving spouse. The above amounts are not subject to any deduction for social security or other amounts such as Canada Pension Plan or Quebec Pension Plan amounts. Mr. Gary Connaughty's credited service under the plan as at December 31, 2004 was 4.0 years.

PENSION PLAN TABLE FOR AT PLASTICS EMPLOYEE PENSION PLAN

------------------------------------------------------------------------------------------------------------
REMUNERATION                                             YEARS OF SERVICE
------------------------------------------------------------------------------------------------------------
     $                   15                  20                 25                  30                 35
------------------------------------------------------------------------------------------------------------
   50,000               7,500              10,000             12,500              15,000             17,500
------------------------------------------------------------------------------------------------------------
   75,000              11,250              15,000             18,750              22,500             26,250
------------------------------------------------------------------------------------------------------------
  100,000              15,000              20,000             25,000              30,000             35,000
------------------------------------------------------------------------------------------------------------
  125,000              18,750              25,000             31,250              37,500             43,750
------------------------------------------------------------------------------------------------------------
  150,000              22,500              30,000             37,500              45,000             52,500
------------------------------------------------------------------------------------------------------------
  175,000              26,250              35,000             43,750              52,500             61,250
------------------------------------------------------------------------------------------------------------
  200,000              30,000              40,000             50,000              60,000             70,000
------------------------------------------------------------------------------------------------------------

* AMOUNTS RELATE TO REMUNERATION IN CDN DOLLARS

Compensation covered by the plan includes regular salaries and wages plus payments in respect of shift and Sunday premiums, vacation pay (but not pay in lieu of vacation) and payments in respect of overtime, but excluding incentive and/or any form of bonus payment. Effective January 1, 2002 compensation covered by the plan will be limited to $200,000 per annum. Benefits are payable in monthly installments for the lifetime of the retiree. The above amounts are not subject to any deduction for social security or other amounts such as Canada Pension Plan or Quebec Pension Plan amounts.

There is no Named Executive Officer who is entitled to benefits under the above plan.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

Acetex entered into a contract of employment with Brooke N. Wade as Chairman and Chief Executive Officer on December 1, 1994 and amended such contract May 4, 2004. This contract provides that upon an involuntary termination without cause, or if Mr. Wade resigns within one year following a change of control, Mr. Wade will be entitled to receive any accrued bonus, three years' salary, bonus and benefits.

Acetex entered into a contract of employment with Kenneth E. Vidalin as President and Chief Operating Officer on December 1, 1994 and amended such contract May 4, 2004. This contract provides that upon an involuntary termination without cause, or if Mr. Vidalin resigns within one year following a change of control, Mr. Vidalin will be entitled to receive any accrued bonus, three years' salary, bonus and benefits.

Acetex entered into a contract of employment with Jean Pierre Soufflet as Vice President Acetex Europe on August 8, 2000 and amended such contract September 16, 2004. The contract provides that upon involuntary termination without cause, whether or not following a change of control Mr. Soufflet will be entitled to receive three years' salary.

AT Plastics entered into a contract of employment with Gary Connaughty on June 12, 2000 and amended this contract on November 13, 2003. This contract provides that Mr. Connaughty will be entitled to receive the greater of his retention bonus or one and one half years' base salary, benefits and anticipated bonus upon his involuntary without cause termination whether or not following a change of control. With respect to the AT Plastics Designated Pension Plan, this contract provides that upon an involuntary termination without cause, Mr. Connaughty's employment shall be deemed to continue for the period which is the lesser of (i) thirty-six (36) months following the date of termination or (ii) the period between the date of termination and the earlier of Mr. Connaughty's death, retirement or attainment of age 65. Mr. Connaughty shall not be entitled to receive any benefits under the aforementioned pension plan until the date on which his employment is deemed terminated as provided in the preceding sentence.

Acetex entered into a contract of employment with Lori Bondar as Chief Financial Officer on April 13, 2004. This contract provides that if Ms. Bondar is constructively or actually terminated without cause within 6 months following a change of control, or if Ms. Bondar resigns within 6 months following a change of control, Ms. Bondar will be entitled to receive any accrued bonus, three years' salary, bonus and benefits. If Ms. Bondar is terminated without cause without a change of control (i) if such termination occurs within 2 years of the date of the contract, Ms. Bondar shall be entitled to receive her accrued bonus plus 12 months of her salary and bonus; and (ii) if such termination occurs after two years of the date of the contract, Ms. Bondar shall be entitled to receive her accrued bonus plus 12 months of her salary and bonus plus 1/12 of her salary and bonus for each full year of service.

COMPOSITION OF COMPENSATION COMMITTEE

Acetex's Compensation Committee, which is entitled as the Human Resources and Corporate Governance Committee, is comprised of John L. Garcia, John B. Zaozirny, Q.C., and Pierre Dutheil, none of whom are or have ever been officers or employees of Acetex or any of its Subsidiaries. Mr. Dutheil is indebted to the Corporation as discussed below under the heading "Indebtedness of Directors and Executive Officers".

REPORT ON EXECUTIVE COMPENSATION BY THE COMPENSATION COMMITTEE

Acetex's compensation policies are designed to take into account the circumstances surrounding the initial formation of Acetex and generally to reward executive officers for long term strategic management which results in the enhancement of shareholder value.

Accordingly, Mr. Wade, being the largest shareholder of Acetex, was not awarded any stock options and is paid a base salary which the Committee believes to be reasonable given Mr. Wade's responsibilities, position and experience. Mr. Vidalin was previously awarded significant stock options in order that Mr. Vidalin's compensation would be commensurate with appreciation in shareholder value and in order to ensure that Mr. Vidalin was a significant equity holder in Acetex. Mr. Vidalin's salary is also believed by the Committee to be reasonable given Mr. Vidalin's responsibilities, position and experience. Ms. Bondar is currently paid a salary the Committee believes to be fair given Ms. Bondar's responsibilities, position and experience. The Compensation Committee awarded bonuses to Mr. Wade, Mr. Vidalin,Ms. Bondar, Mr. Soufflet and Mr. Connaughty in respect of the 2004 fiscal year.

Submitted on behalf of the Compensation Committee by:

             John L. Garcia, Chairman            Pierre Dutheil

             John B. Zaozirny, Q.C.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

AGGREGATE INDEBTEDNESS AS OF MAY 2, 2005

----------------------------------------------------------------------------------------
                           AGGREGATE INDEBTEDNESS ($)
----------------------------------------------------------------------------------------
    PURPOSE               TO ACETEX OR ITS SUBSIDIARIES                TO ANOTHER ENTITY
      (a)                              (b)                                    (c)
----------------------------------------------------------------------------------------
Share purchases                   CDN $210,000                                Nil
----------------------------------------------------------------------------------------
Other                                  Nil                                    Nil
----------------------------------------------------------------------------------------

Pierre Dutheil received a loan of CDN $210,000 on July 11, 1995. The purpose of the loan was to allow the borrower to acquire securities of the Corporation. As at the date hereof the aggregate amount of indebtedness of all Officers and Directors of the Corporation is CDN $210,000.

The following table sets forth the current indebtedness and the largest aggregate amount of any indebtedness of each Director and Officer to the Corporation or any of its subsidiaries since the commencement of the Corporation's last completed financial year:

-----------------------------------------------------------------------------------------------------------
                           LARGEST AMOUNT                AMOUNT             NUMBER OF
                         OUTSTANDING DURING           OUTSTANDING            COMMON
NAME AND PRINCIPAL           YEAR ENDED              AS AT THE DATE          SHARES            SECURITY FOR
     POSITION             DECEMBER 31, 2004              HEREOF             PURCHASED          INDEBTEDNESS
-----------------------------------------------------------------------------------------------------------
Pierre Dutheil               CDN $210,000              CDN $210,000           36,960           36,960 Common
Director                                                                                          Shares
-----------------------------------------------------------------------------------------------------------

     (C) PERFORMANCE GRAPH

The following graph assumes that CDN$100 was invested on December 31, 1999 in Common Shares of the Corporation and in Common Shares of the S&P/TSX Composite Index (formerly the TSE 300 Composite Index).

[PERFORMANCE GRAPH]

------------------------------------------------------------------------------------------------
     AT DECEMBER 31          1999         2000        2001        2002         2003        2004
------------------------------------------------------------------------------------------------
Acetex Common                 100        131.15       98.36       76.23       108.36      144.43
------------------------------------------------------------------------------------------------
S&P/TSX Composite Index       100        107.46       93.95       82.38       104.08      119.03
------------------------------------------------------------------------------------------------

     (D) CORPORATE GOVERNANCE

MANDATE FOR THE BOARD OF  DIRECTORS & DIRECTOR ATTRIBUTES

The Board of Directors is responsible for overseeing the management of the Corporation's business and affairs. The Board of Directors has the statutory authority and obligation to act in good faith, with a view to protect and enhance the value of the Corporation in the interest of all shareholders. To this end, members of the Board of Directors are expected to exercise independent judgment and the utmost honesty and integrity, adhering to all the Corporation's policies and procedures, legal requirements and regulatory regimes.

COMPOSITION OF THE BOARD OF DIRECTORS

The Board of Directors currently consists of six members. The articles of the Corporation provide for a minimum of three directors and a maximum of ten. The Board of Directors is responsible to fix, from time to time, the number of directors within the minimum and maximum number permitted by the articles of the Corporation.

A majority of the Board of Directors are unrelated. Two of the current directors (Brooke N. Wade and Kenneth E. Vidalin) hold management responsibilities in the Corporation and are therefore considered to be related directors. Four of the directors (John B. Zaozirny, Q.C., John L. Garcia, Pierre Dutheil and Arnold L. Cader) were, during the 2004 fiscal year, independent of management and free from any interest and any business or other relationship (including interests or relationships with the Corporation's significant shareholder) which could, or could reasonably be perceived to, materially interfere with their ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings.

RELATIONSHIP TO MANAGEMENT

The Board of Directors together with the CEO works towards the development of position descriptions for the Board and for the CEO including the definition of limits to management's responsibilities. In addition, the Board works with the CEO to develop the corporate objectives for which the CEO will be responsible.

Brooke N. Wade is Chairman of the Board and Chief Executive Officer of the Corporation. Mr. Wade currently holds directly or indirectly or beneficially controls approximately 23% of the outstanding Shares. In order to ensure that the Board of Directors can function independently of management, the responsibility for administering the Board's relationship to management has been assigned to the Human Resources and Corporate Governance Committee, all the members of which are unrelated directors.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors does not have an Executive Committee. It has formed three Committees, the functions and membership of which are as follows:

Audit Committee - The Audit Committee is charged with the responsibility of reviewing all annual financial statements and each of the Corporation's interim financial statements and to report thereon to the Board. The Audit Committee inquires into matters affecting financial reporting, systems of internal accounting and financial controls, audit procedures and audit plans and makes recommendations to the Board with respect to these and similar financial matters. The Audit Committee has the responsibility of ensuring that management has implemented an effective system of internal control. Members of the Committee are to review financial plans and objectives of the Corporation from time to time and to review with management the risks inherent in the Corporation's business and any risk management programs that may be desirable or necessary. The Audit Committee has direct communication with the Corporation's internal and external auditors. The Audit Committee is composed of John B. Zaozirny, Q.C., John L. Garcia, Arnold L. Cader and Pierre Dutheil, all of whom are unrelated directors.

Human Resources and Corporate Governance Committee - The Human Resources and Corporate Governance Committee is charged with hiring persons to senior executive positions, succession planning, and terms of employment and compensation, including recommendations to the Board as to awards under the Corporation's Employee Stock Option Plan. The Committee is responsible for recommending nominees for appointment to the Board and determining the adequacy and form of compensation for members of the Board. The Committee is responsible to assess the effectiveness of the Board as a whole, the effectiveness of the Committees of the Board and the contribution of individual directors and to review the appropriate size of the Board. The Committee encourages new directors to receive an orientation program and education program. The Committee is charged with administering the relationship of the Board and management, monitoring shareholder concerns, corporate governance issues and formalizing responses to Toronto Stock Exchange guidelines. The Human Resources and Corporate Governance Committee is comprised of John L. Garcia, John B. Zaozirny, Q.C., and Pierre Dutheil, all whom are unrelated directors. Mr. Dutheil is indebted to the Corporation as discussed above.

Environment Committee - The Environment Committee is responsible to review the policies and practices of the Corporation with respect to matters relating to the environment, occupational health and safety. The Committee is composed of Pierre Dutheil, John L. Garcia, John B. Zaozirny, Q.C. and Kenneth E. Vidalin.

CORPORATE GOVERNANCE PRACTICES

Extensive regulatory changes are in progress, many arising from the United States Sarbanes-Oxley Act and anticipated further changes arising from discussions between the TSX and the Ontario Securities Commission. The Corporation continues to follow the changes and as clarification on each is available, appropriate action will be taken.

The Corporation's governance procedures as compared with the TSX corporate governance disclosure guidelines are set out in Exhibit A to this circular.

     (E) COMPENSATION OF DIRECTORS & ATTENDANCE AT MEETINGS

Directors' compensation is paid to each of the Directors of the Corporation (other than Mr. Wade and Mr. Vidalin).

During the year ended December 31, 2004, annual retainers and meeting fees were paid on the following basis:

                                                                      (US Dollars)
-------------------------------------------------------------------------------------
Annual Board Retainer Fee                                                $37,500
-------------------------------------------------------------------------------------
Annual Audit Committee Retainer Fee                                      $ 5,000
-------------------------------------------------------------------------------------
Annual Retainer Fee for Chairman of Human Resources and                  $ 5,000
Corporate Governance Committee
-------------------------------------------------------------------------------------
Annual Retainer Fee for Chairman of Environment Committee                $ 2,500
-------------------------------------------------------------------------------------
Board Meeting Attendance Fee                                       $1,250 per meeting
-------------------------------------------------------------------------------------

Directors are reimbursed for their reasonable expenses incurred attending meetings plus a travel allowance of US $800 where applicable. For the fiscal year ended December 31, 2004 the remuneration paid to the directors in aggregate was US $209,250 (See also Statement of Corporate Governance Practices.)

                       SUMMARY OF ATTENDANCE OF DIRECTORS
                   FOR THE 12 MONTH PERIOD ENDED DEC. 31, 2004

---------------------------------------------------------------------------
         DIRECTOR                BOARD MEETINGS ATTENDED        % ATTENDED
---------------------------------------------------------------------------
Arnold Cader                              4 of 5                     80
---------------------------------------------------------------------------
Pierre Dutheil                            5 of 5                    100
---------------------------------------------------------------------------
John Garcia, Ph.D.                        5 of 5                    100
---------------------------------------------------------------------------
Kenneth E. Vidalin                        5 of 5                    100
---------------------------------------------------------------------------
Brooke N. Wade                            5 of 5                    100
---------------------------------------------------------------------------
John B. Zaozirny, Q.C.                    5 of 5                    100
---------------------------------------------------------------------------

     (F) APPOINTMENT OF AUDITORS & COMPENSATION OF AUDITORS FOR NON-AUDIT
         SERVICES

At the Annual General Meeting of Shareholders, it is proposed to appoint KPMG LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next Annual General Meeting of Shareholders a remuneration to be fixed by the Board of Directors. KPMG LLP, Chartered Accountants were first appointed auditors of the Corporation on May 14, 1996. In 2003 and 2004 KPMG LLP were paid fees as follows:

                                                                                 (CDN DOLLARS)
----------------------------------------------------------------------------------------------
              AUDIT FEES     AUDIT RELATED FEES      TAX FEES    ALL OTHER FEES          TOTAL
----------------------------------------------------------------------------------------------
2003           $562,000           $182,000           $ 1,000           NIL            $745,000
----------------------------------------------------------------------------------------------
2004           $432,000           $149,000           $85,000           NIL            $666,000
----------------------------------------------------------------------------------------------

                            AVAILABILITY OF DOCUMENTS

Management anticipates that this Management Proxy Circular and the accompanying Form of Proxy will be mailed to shareholders on or about May 12, 2005. Unless otherwise stated, information contained herein is given as at May 12, 2005.

Financial information is provided in the Corporation's Consolidated Financial Statements and Management's Discussion and Analysis (MD&A) for its most recently completed financial year. Copies of this Management Proxy Circular, as well as the Corporation's latest Annual Information Form and Annual Report (which includes the Corporation's audited financial statements and MD&A) for the year ended December 31, 2004, may be obtained from the Corporation's Web site at www.acetex.com or by mail upon request from the Corporate Secretary, 750 World Trade Centre, 999 Canada Place, Vancouver, British Columbia, V6C 3E1. You may also access our disclosure documents and any reports, statements or other information that we file with the Canadian provincial securities commission or other similar regulatory authorities through the Internet on the Canadian System Electronic Document Analysis and Retrieval, which is commonly known by the acronym SEDAR, and which may be accessed at www.sedar.com. SEDAR is the Canadian equivalent of the U.S. Securities and Exchange Commission's Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov.

               APPROVAL OF CIRCULAR BY ACETEX'S BOARD OF DIRECTORS

This Circular and the sending, communication and delivery thereof to the Acetex Securityholders have been authorized and approved by the Board of Directors.

DATED at Calgary, Alberta this 5th day of May, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

                                     (signed) Brooke N. Wade
                                              Chairman

                                   EXHIBIT A
                        CORPORATE GOVERNANCE PROCEDURES


                                           CORPORATION
TSX GUIDELINE                               ALIGNMENT        THE CORPORATION'S GOVERNANCE PROCEDURES
-----------------------------------------------------------------------------------------------------------------------------------
1.     The Board should explicitly             yes           The Board, either directly or through Board committees, is responsible
       assume responsibility for                             for management or supervision of management of the business and
       stewardship of th Corporation                         affairs of the Corporation with the objective of enhancing shareholder
       and specifically for:                                 value. The Board has adopted a formal mandate setting out its responsibilities.

(i)    adoption of a strategic                 yes           The Board approves strategic plans of the Corporation. These plans
       planning process                                      include details of the opportunities and risks of the business. The
                                                             Board endeavours to hold annual strategy sessions which allow the directors to appreciate planning priorities and provide an opportunity for directors to give constructive feedback to management. Throughout the year, directors also receive strategic updates at regular Board meetings.

(ii)   identification of the                   yes           The Board, through its Audit Committee, considers risk issues and
       principal business risks                              approves corporate policies addressing the management of the risk and
       and implementation of risk                            return from credit, market, liquidity and operational risk and such
       management system                                     other risk management controls as are considered by the Committee to be appropriate for prudent business practice.

(iii)  succession planning, including          yes           The Board's Human Resources and Corporate Governance Committee reviews
       appointing, training and                              succession planning for senior management, including development and
       monitoring senior management                          monitoring of senior management.


(iv)   communications policy                   yes           The Board has approved a Disclosure Policy covering the timely dissemination of all material information. The policy establishes consistent guidance for determining what information is material, how it is to be disclosed and, to avoid selective disclosure, making all material disclosures on a widely disseminated basis. The Corporation seeks to communicate with its shareholders and other stakeholders through its annual report, quarterly reports, annual information form, news releases, web site, briefing sessions and group meetings.

(v)    integrity of internal control           yes           The Audit Committee of the Board requires management to implement and
       and management information                            maintain appropriate systems of internal control. The Committee meets
       systems                                               with the Chief Financial Officer and the Corporation's external auditors to assess the adequacy and effectiveness of these systems.
                                                             In addition the Board and the Audit Committee have arranged for the
                                                             Corporation to have Ernst & Young LLP act as internal auditor and report directly to the Audit Committee and the Board.

2.     A majority of directors                 yes           Four of six directors standing for election are "unrelated" and have
       should be "unrelated".                                no connection or professional association with the Corporation other than as directors. These directors have no other connection or professional relationship with each other.

3.     Disclosure for each director            yes           Based on information provided by directors as to their individual
       the principles supporting the                         circumstances, the Board has determined that two of the six persons
       determination of whether                              proposed for election to the Board for 2005. are "related".  These
       directors are "unrelated"                             related persons are the Chairman and Chief Executive Officer (Mr. Wade)
                                                             and the President and Chief Operating Officer (Mr. Vidalin).

                                           CORPORATION
TSX GUIDELINE                               ALIGNMENT        THE CORPORATION'S GOVERNANCE PROCEDURES
-----------------------------------------------------------------------------------------------------------------------------------
4.    The Board should appoint a               yes           The Human Resources and Corporate Governance Committee is composed
      Committee of Directors composed                        exclusively of outside directors, all of whom are "unrelated" to the
      exclusively of outside                                 Corporation. This Committee is responsible for identifying and
      directors, a majority of whom                          recommending to the Board suitable director candidates.
      are "unrelated" directors, with
      responsibility for proposing
      new nominees to the Board and
      for assessing directors on an
      ongoing basis.

5.    The Board should implement a             no            The Board is considering how to best assess its own effectiveness and
      process, to be carried out by                          that of its committees and individual directors.
      an appropriate committee, for
      assessing the effectiveness of
      the board, its committees and
      the contribution of individual
      directors.

6.    Provide orientation and                  yes           On an ongoing basis, presentations are made to all directors on
      education programs for recruits                        various aspects of the Corporation's operations. Site visits to the
      to the Board of Directors.                             Corporation's plants are arranged for all directors periodically.

7.    The Board should examine its             yes           The Board is of the view that the current membership has the necessary
      size and undertake, where                              breadth and diversity of experience and its current size is appropriate
      appropriate, a program to                              to provide for effective decision-making.
      establish the size of the board
      which facilitates effective
      decision-making.

8.    The Board of Directors should            yes           The Human Resources and Corporate Governance Committee of the Board
      review the adequacy and form of                        annually reviews the compensation paid to directors to ensure that it
      compensation of directors in                           is competitive, aligns the interests of directors with those of
      light of the risks and                                 shareholders and is consistent with the risks and responsibilities
      responsibilities involved in                           involved in being an effective director.
      being an effective director.

9.    Committees should generally              yes           All Board committees are composed solely of outside directors who are
      be composed of outside                                 "unrelated", except for the Environment Committee, of which the
      directors, a majority of whom                          President and Chief Operating Officer is one of three members.
      are unrelated.

                                           CORPORATION
TSX GUIDELINE                               ALIGNMENT        THE CORPORATION'S GOVERNANCE PROCEDURES
-----------------------------------------------------------------------------------------------------------------------------------
10.    The Board should assume                 yes           The Human Resources & Corporate Governance Committee monitors best
       responsibility for, or                                practices for governance and annually reviews the Corporation's
       assign to a Committee of                              governance practices. The Board is responsible for the Corporation's
       Directors responsibility for,                         response to these governance guidelines.
       developing the approach to
       corporate governance issues.
       This committee would, among
       other things, be responsible
       for the Corporation's response
       to these governance guidelines.

11.    The Board of Directors, together        yes           Position descriptions are being developed for the Board and the Chief
       with the Chief Executive Officer,                     Executive Officer. These guidelines will define the roles and
       should develop position                               responsibilities of the Board and management and delineate the lines
       descriptions for the Board and                        of accountability that exist within the Corporation. The guidelines
       for the Chief Executive Officer,                      will set out those matters requiring Board approval and those of which
       including the definition of the                       the Board must be advised following action by management. The Human
       limits to management's                                Resources and Corporate Governance Committee reviews and approves
       responsibilities. The Board                           corporate objectives which the Chief Executive Officer is responsible
       should approve or develop                             for meeting. The Committee also conducts the annual assessment of the
       corporate objectives which the                        Chief Executive Officer's performance against these objectives for
       Chief Executive Officer is                            purposes of determining his bonus.
       responsible for meeting and
       assess the Chief Executive
       Officer against these objectives.

12.    The Board should implement              yes           Given that the Chairman and Chief Executive Officer has a substantial
       structures and procedures which                       interest in the Corporation the Board believes that the interests of
       ensure that it can function                           the Corporation and the management are aligned and that it is not
       independently of management. An                       necessary or appropriate to have any non-executive chair or lead
       appropriate structure would be to                     directors. However, the unrelated directors of the Board meet
       (i) appoint a chair of the board                      separately and apart from management to discuss the Corporation's
       who is not a member of management                     affairs and the performance of management.
       with responsibility to ensure
       that the Board discharges its
       responsibilities or (ii) assign
       this responsibility to an
       outside director, sometimes
       referred to as the "lead
       director". The chair or lead
       director should ensure that the
       board carries out its
       responsibilities effectively
       which will involve the Board
       meeting on a regular basis
       without management present and
       may involve assigning the
       responsibility for administering
       the board's relationship to
       management to a committee of the
       Board.

                                           CORPORATION
TSX GUIDELINE                               ALIGNMENT        THE CORPORATION'S GOVERNANCE PROCEDURES
-----------------------------------------------------------------------------------------------------------------------------------
13.    The Audit Committee should              yes           The Audit Committee is composed of unrelated directors and has
       be composed of only unrelated                         determined that all members of the Committee are financially literate.
       directors. All of the members                         Two of four members have accounting or related financial expertise
       of the committee should be                            and one of the members is a financial expert. The roles and
       financially literate and at                           responsibilities of the Audit Committee are set out in the Committee's
       least one member should have                          mandate and an overview of those roles and responsibilities is
       accounting or related financial                       included in the Report of the Audit Committee in this Proxy Circular.
       expertise. Each Board shall
       determine the definition of and                       The Audit Committee meets separately (without the management present)
       criteria for "financial                               with the Auditors and discusses with them the various aspects of the
       literacy" and "accounting or                          Committee's mandate.
       related financial expertise".
       The Board should adopt a                              As outlined in its mandate, the Audit Committee requires management to
       charter for the Audit Committee                       implement and maintain appropriate internal controls.
       which sets out the roles and
       responsibilities of the                               The Audit Committee mandate, which sets out the roles and
       committee. The Audit Committee                        responsibilities of the Committee, is reviewed by the Board annually.
       should have direct
       communication channels with the
       internal and the external
       auditors to discuss and review
       specific issues as appropriate.
       The Audit Committee duties
       should include oversight
       responsibility for management
       reporting on internal control.
       While it is management's
       responsibility to design and
       implement an effective system
       of internal control, it is the
       responsibility of the Audit
       Committee to ensure that
       management has done so.

14.    Implement a system to enable an         yes           Individual directors may, with the concurrence of the Chair of the
       individual director to engage                         Human Resources & Corporate Governance Committee or the Audit
       outside advisors at the                               Committee, engage outside advisors at the expense of the Corporation.
       Corporation's expense in
       appropriate circumstances. The
       engagement of the outside
       advisor should be subject to
       the approval of an appropriate
       Committee of the Board.

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     Acetex Corporation
                                     -----------------------
                                     (Registrant)


DATE: May 12, 2005                   By: "Lori Bondar"
                                     -----------------------
                                     Lori Bondar
                                     Chief Financial Officer